EXHIBIT 99.69
                                                                  -------------

                             MATERIAL CHANGE REPORT

1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3H7

2.       DATE OF MATERIAL CHANGE:

         December 21, 2004

3.       NEWS RELEASE:

         A press release announcing the material change was issued on December 21, 2004 for Canadian wide distribution through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGE:

         Advantage Energy Income Fund ("Advantage") announced on December 21, 2004 that it had closed the acquisition of Defiant Energy Corporation ("Defiant") by way of plan of arrangement.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         Advantage announced on December 21, 2004 that it had closed the acquisition of Defiant by way of plan of arrangement ("Arrangement").

         The Arrangement received overwhelming shareholder approval at the special meeting held on December 20, 2004 where shareholders of Defiant voted approximately 99.9% in favour of the arrangement resolution. The arrangement received the approval of the Court of Queen's Bench of Alberta on December 20, 2004.

         The acquisition is consistent with Advantage's strategy of focusing on natural gas and light oil properties that provide significant low risk drilling upside. This transaction will be highly accretive to Advantage's 2005 cash flow and production per unit both immediately and on a fully diluted basis and will provide Advantage with numerous low risk drilling and recompletion opportunities.

         As a result of the closing of the transaction, Advantage intends to increase the cash distribution by 12% to $0.28 per Unit commencing in the month of January 2005, payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005.

         The transaction is payable through the issuance of Advantage Trust Units, Exchangeable Shares, cash and the assumption of Defiant's debt and working capital. The election of Defiant shareholders to receive cash exceeded the maximum $34 million available. As a result, payment was as follows:

         Defiant shareholders who elect to receive:

        (a) Units in Advantage will receive 0.201373 of an Advantage Trust Unit for each Defiant share;

        (b)       Exchangeable Shares of Advantage Oil & Gas Ltd. will receive
                  0.201373 of an Advantage Oil & Gas Ltd. Exchangeable Share for each Defiant share; and

        (c)       Cash will receive $2.79889

        (d) per Defiant share in cash and the balance of the consideration in Advantage Trust Units as outlined in option (a).

         In addition, for each share of Defiant, Defiant shareholders will receive one sixth of one common share of Defiant Resources Corporation, a newly incorporated exploration company.

         After giving effect to the closing of the Defiant acquisition, Advantage has approximately 49.6 million Units outstanding and 1,450,030 Exchangeable Shares outstanding.

         Defiant shareholders who receive Advantage Units and Exchangeable Shares will be eligible to receive the December distribution of $0.25 per Unit payable on January 17, 2005 to Unitholders of record at the close of business on December 31, 2004. The ex-distribution date was December 29, 2004.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         No information has been omitted.

8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 781-8137
         Facsimile:  (403) 262-0723

Dated this 31st day of December, 2004 at the city of Calgary, in the province of Alberta.



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